FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news
2.	Consolidated Report dated July 11, 2016 issued by the Scrutinizer Mr. Alwyn D’Souza pursuant to Section 108 of the Companies Act, 2013 and Rule 20(4) (xii) of the Companies (Management and Administration) Rules, 2014.
3.	Voting results in the format prescribed under Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.
4.	Summary of the proceedings of the Annual General Meeting.

Item 1

OTHER NEWS

Subject- Voting Results and Proceedings of Twenty-Second Annual General Meeting of ICICI Bank Limited held on July 11, 2016

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

The Twenty-Second Annual General Meeting (AGM) of ICICI Bank Limited was held on July 11, 2016 at 12:00 noon at the Sir Sayajirao Nagargruh, Vadodara Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara 390 020, Gujarat, India.

Pursuant to Section 108 of the Companies Act 2013 (Act) read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended (Rules), all the Members of the Bank holding shares as on the cut-off date i.e. July 4, 2016, were given the opportunity to exercise their right to vote on the resolutions set out in the Notice of AGM through remote electronic voting (remote e-Voting) during the period commencing from July 8, 2016 9.00 a.m. IST to July 10, 2016, 5.00 p.m. IST.

In line with the said Rules, the Bank had also provided electronic voting facility at the AGM venue to those Members who attended the AGM but could not exercise their vote through remote e-Voting and were holding shares as on the cut-off date i.e. July 4, 2016. The e-voting services were provided through National Securities Depository Limited (NSDL).

We submit the following reports:

1.	Consolidated Report dated July 11, 2016 issued by the Scrutinizer Mr. Alwyn D’Souza pursuant to Section 108 of the Companies Act, 2013 and Rule 20(4) (xii) of the Companies (Management and Administration) Rules, 2014.

2.	Voting results in the format prescribed under Regulation 44 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

3.	Summary of the proceedings of the Annual General Meeting.

Please take the above information on record. The above will also be hosted on our website, www.icicibank.com

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

Item 2

ICICI BANK LIMITED

Registered Office: Landmark, Race Course Circle, Vadodara 390 007.

Combined Scrutinizer's Report on

Remote e-Voting & Electronic Voting conducted at the

22nd Annual General Meeting of

ICICI Bank Limited, held on

Monday, July 11, 2016

ALWYN D’SOUZA

ALWYN D’SOUZA & CO.

COMPANY SECRETARIES

Annex-103, Dimple Arcade, Asha Nagar, Kandivali (East),Mumbai 400101.

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower, Mira Road (E), Thane-401107 ; Tel:022-28125781 ; Mob: 09820465195; 09819334743

Email : alwyn.co@gmail.com Website:www.alwynjay.com

1

ALWYN D’SOUZA

ALWYN D’SOUZA & CO.

COMPANY SECRETARIES

Annex-103, Dimple Arcade, Asha Nagar, Kandivali (East),Mumbai 400101.

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower, Mira Road (E), Thane-401107 ; Tel:022-28125781 ; Mob: 09820465195; 09819334743

Email : alwyn.co@gmail.com Website:www.alwynjay.com

Combined Scrutinizer's Report on Remote e-Voting & Electronic Voting conducted at the 22nd Annual General Meeting of ICICI Bank Limited, held on Monday, July 11, 2016

To,

The Chairman

ICICI Bank Limited

Landmark, Race Course Circle,

Vadodara 390 007

Sub:	Passing of Resolution(s) through electronic voting pursuant to section 108 of the Companies Act 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended.

Dear Sir,

I, Alwyn D’souza of M/s Alwyn D’souza & Co., Company Secretaries, Mumbai, appointed by the Board of Directors of ICICI Bank Limited ( “the Company”) as the Scrutinizer for the Remote e-Voting process as well as to scrutinize the electronic voting conducted at the venue of the Annual General Meeting (AGM) (hereinafter referred to as “the e-Voting”) pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended and in accordance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations 2015. I say, I am familiar and well versed with the concept of electronic voting system as prescribed under the said Rules.

I , submit my report as under:

a)	The Compliance with the provisions of the Companies Act, 2013 and the Rules made thereunder relating to e-Voting (which includes remote e-Voting and the electronic voting, provided at the venue) to the Members

2

on the resolutions proposed in the Notice calling the 22nd AGM of the Company was the responsibility of the management. My responsibility as a scrutinizer was to ensure that the voting process is conducted in a fair and transparent manner, and render a consolidated scrutinizer’s report on the voting to the Chairman on the resolutions based on the reports generated from the electronic voting system by the National Securities Depository Limited (NSDL).

b)	The remote e-Voting was concluded on Monday, July 10, 2016 at 5.00 p.m.

c)	At the 22nd AGM of the Company held on Monday, July 11, 2016, the Chairman at the end of the discussions on the resolution(s) announced that the facility to vote electronically has been provided to facilitate voting for those Members who were present at the Meeting but could not participate in the Remote e-Voting to record their votes on the resolutions to be passed.

d)	The votes were unblocked on July 11, 2016 around 3.00 p.m. in the presence of two witnesses viz., Mr. Vijay Sonone residing at 507, E3, Lokdhara Phase III, Lokdhara, Kalyan 421306 and Mr. Rahul Shah residing at 96 Ashutosh Society, Nr. VIP Road, Karelibaug, Vadodara 390018 who are not in the employment of the Company;

e)	I have issued a separate scrutinizer’s report dated Monday, July 11, 2016 on the remote e-Voting and voting conducted at venue of the AGM and I hereby submit a consolidated scrutinizer’s report pursuant to rule 20(4)(xii) on the resolutions contained in the Notice of the aforesaid 22nd AGM.

f)	The Members holding equity shares as on the “cut-off date” i.e. July 4, 2016 were entitled to vote on the resolutions proposed in the Notice calling the 21st AGM of the Company. Section 12(2) of the Banking Regulation Act, 1949, as amended caps the voting rights of shareholders of a bank up to 15% of the total voting rights of all shareholders. Accordingly, although the holding by Deutsche Bank Trust Company Americas (Depositary to the ADS holders) was 1,476,461,326 equity shares of face value Rs 2/- each which formed 25.38% of the total equity shares (5,816,921,980 equity shares of Rs 2/- each) as on the cut-off date (i.e. July 4, 2016), for the purpose of votes only 872,538,297 equity shares forming 15% of the total equity shares has been taken into account to determine the votes cast through e-Voting.

g)	The results of the Remote e-Voting together with that of the voting conducted at venue of the AGM by way of electronic voting are as under:

3

1.	RESOLUTION NO.1 AS AN ORDINARY RESOLUTION:

To receive, consider and adopt the financial statements for the financial year ended March 31, 2016 together with the Reports of the Directors and the Auditors.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1973	3,92,13,06,754
Electronic voting at the AGM	26	4973
TOTAL	1999	3,92,13,11,727	99.99

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	14	5,38,545
Electronic voting at the AGM	Nil	Nil
TOTAL	14	5,38,545	0.01

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	NIL
Electronic voting at the AGM	NIL
TOTAL	NIL	NIL

Percentage of votes cast in favour: 99.99

Percentage of votes cast against: 0.01

4

2.	RESOLUTION NO.2 AS AN ORDINARY RESOLUTION:

To declare dividend on preference shares.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1915	3,92,42,44,539
Electronic voting at the AGM	26	4973
TOTAL	1941	3,92,42,49,512	99.99

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	75	5,63,878
Electronic voting at the AGM	Nil	Nil
TOTAL	75	5,63,878	0.01

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	Nil
Electronic voting at the AGM	Nil
TOTAL	Nil	Nil

Percentage of votes cast in favour: 99.99

Percentage of votes cast against: 00.01

5

3.	RESOLUTION NO.3 AS A ORDINARY RESOLUTION:

To declare dividend on equity shares.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1978	3,92,42,89,427
Electronic voting at the AGM	26	4973
TOTAL	2004	3,92,42,94,400	99.99

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	8	5,24,119
Electronic voting at the AGM	Nil	Nil
TOTAL	8	5,24,119	00.01

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	Nil
Electronic voting at the AGM	Nil
TOTAL	Nil	Nil

Percentage of votes cast in favour: 99.99

Percentage of votes cast against: 00.01

6

4.	RESOLUTION NO.4 AS AN ORDINARY RESOLUTION:

To appoint a director in place of Mr. Rajiv Sabharwal (DIN: 00057333), who retires by rotation and, being eligible, offers himself for re-appointment.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1872	3,89,05,90,468
Electronic voting at the AGM	26	4973
TOTAL	1898	3,89,05,95,441	99.13

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	102	3,42,01,762
Electronic voting at the AGM	Nil	Nil
TOTAL	102	3,42,01,762	0.87

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	Nil
Electronic voting at the AGM	Nil
TOTAL	Nil	Nil

Percentage of votes cast in favour: 99.13

Percentage of votes cast against: 0.87

7

5.	RESOLUTION NO.5 AS AN ORDINARY RESOLUTION:

To appoint a director in place of Mr. N. S. Kannan (DIN: 00066009), who retires by rotation and, being eligible, offers himself for re-appointment.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1877	3,89,03,90,408
Electronic voting at the AGM	26	4973
TOTAL	1903	3,89,03,95,381	99.12

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	98	3,44,08,685
Electronic voting at the AGM	Nil	Nil
TOTAL	98	3,44,08,685	0.88

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	Nil
Electronic voting at the AGM	Nil
TOTAL	Nil	Nil

Percentage of votes cast in favour: 99.12

Percentage of votes cast against: 00.88

8

6.	RESOLUTION NO.6 AS AN ORDINARY RESOLUTION:

Appointment of M/S B S R & Co. LLP, Chartered Accountants (Registration No. 101248W) as statutory auditors of the Company

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1844	3,73,91,85,948
Electronic voting at the AGM	26	4973
TOTAL	1870	3,73,91,90,921	96.91

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	123	11,93,42,189
Electronic voting at the AGM	Nil	Nil
TOTAL	123	11,93,42,189	3.09

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	Nil
Electronic voting at the AGM	Nil
TOTAL	Nil	Nil

Percentage of votes cast in favour: 96.91

Percentage of votes cast against: 3.09

9

7. RESOLUTION NO. 7 AS AN ORDINARY RESOLUTION:

Appointment of Branch Auditors pursuant to the provisions of Section 143 (8) and other applicable provisions, if any, of the Companies Act, 2013

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1910	3,83,23,57,364
Electronic voting at the AGM	26	4973
TOTAL	1936	3,83,23,62,337	99.24

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	58	2,94,01,927
Electronic voting at the AGM	Nil	Nil
TOTAL	58	2,94,01,927	0.76

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	Nil
Electronic voting at the AGM	Nil
TOTAL	Nil	Nil

Percentage of votes cast in favour: 99.24

Percentage of votes cast against: 0.76

10

8.	RESOLUTION NO.8 AS AN ORDINARY RESOLUTION:

Appointment of Mr. Vijay Chandok, (DIN: 01545262) as a Director of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1865	3,87,30,35,593
Electronic voting at the AGM	26	4973
TOTAL	1891	3,87,30,40,566	98.68

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	106	5,16,52,275
Electronic voting at the AGM	Nil	Nil
TOTAL	106	5,16,52,275	1.32

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	Nil
Electronic voting at the AGM	Nil
TOTAL	Nil	Nil

Percentage of votes cast in favour: 98.68

Percentage of votes cast against: 1.32

11

9.	RESOLUTION NO.9 AS AN ORDINARY RESOLUTION:

Appointment of Mr. Vijay Chandok (DIN: 01545262) as a Wholetime Director (designated as Executive Director) of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1841	3,82,64,96,620
Electronic voting at the AGM	26	4973
TOTAL	1867	3,82,65,01,593	98.83

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	107	4,51,37,966
Electronic voting at the AGM	Nil	Nil
TOTAL	107	4,51,37,966	1.17

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	Nil
Electronic voting at the AGM	Nil
TOTAL	Nil	Nil

Percentage of votes cast in favour: 98.83

Percentage of votes cast against: 1.17

12

10.	RESOLUTION NO.10 AS AN ORDINARY RESOLUTION:

Payment of profit linked commission up to Rs. 1,000,000 per annum to each non-executive Director of the Bank other than part-time Chairman and the director nominated by the Government of India.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1669	3,66,02,86,919
Electronic voting at the AGM	26	4973
TOTAL	1695	3,66,02,91,892	95.00

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	293	19,28,32,540
Electronic voting at the AGM	Nil	Nil
TOTAL	293	19,28,32,540	5.00

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	Nil
Electronic voting at the AGM	Nil
TOTAL	Nil	Nil

Percentage of votes cast in favour:95.00

Percentage of votes cast against: 5.00

13

11.	RESOLUTION NO.11 AS A SPECIAL RESOLUTION:

Authority to the Board of Directors to borrow by way of issue of non-convertible securities including but not limited to bonds and non-convertible debentures in one or more tranches of upto ₹ 25,000 crores on a private placement basis.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	1894	3,92,42,44,970
Electronic voting at the AGM	26	4973
TOTAL	1920	3,92,42,49,943	99.99

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	87	5,62,023
Electronic voting at the AGM	Nil	Nil
TOTAL	87	5,62,023	0.01

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	Nil
Electronic voting at the AGM	Nil
TOTAL	Nil	Nil

Percentage of votes cast in favour: 99.99

Percentage of votes cast against: 0.01

Based on the foregoing, all the above Resolutions 1 to 11 as also mentioned in the AGM Notice of the Company dated May 26, 2016 were passed under Remote e-voting and electronic voting conducted at AGM with the requisite majority.

14

All the relevant records of e-Voting will remain in my safe custody until the Chairman considers, approves and signs the Minutes of the 22nd Annual General Meeting and the same shall be handed over thereafter to the Chairman or the Company Secretary for safe keeping.

Thanking you,

Sincerely,

/s/ Alwyn D’souza

Alwyn D’souza

F.C.S No.5559,

Certificate of Practice No.5137

Practising Company Secretary

Place : Vadodara

Date 11th July, 2016

Countersigned by :

For ICICI Bank Limited

/s/ P. Sanker

Mr. P. Sanker

Senior General Manager (Legal) &

Company Secretary

(as authorised by the Chairman)

15

Item 3

Date of the AGM	July 11, 2016
Total number of shareholders on record date (July 4, 2016)	986,040
No. of shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group :	Not Applicable
Public :	558
No of shareholders who attended the meeting through video conferencing:
Promoters and Promoter Group :	Not Applicable
Public :	Not Applicable

Agenda-wise disclosure (to be disclosed seperately for each agenda item)	As disclosed below
Whether promoter/promoter group are interested in the agenda resolution	Not applicable

Details of Agenda

Item No.1 - To receive, consider and adopt the financial statements for the financial year ended March 31, 2016 together with the Reports of the Directors and the Auditors

Resolution required : Ordinary Resolution

Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)= ([(2)/(1)]*100	(4)	(5)	(6)= [(4)/(2)]*100	(7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	-	3,881,534,003	73.64	3,881,534,003	-	100.00	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,270,665,253	3,881,534,003	73.64	3,881,534,003	-	100.00	-
Public-Non Institutions	E-Voting	-	40,316,269	7.38	39,777,724	538,545	98.66	1.34
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	546,256,727	40,316,269	7.38	39,777,724	538,545	98.66	1.34
Total		5,816,921,980	3,921,850,272	67.42	3,921,311,727	538,545	99.99	0.01

Item No.2 - To declare dividend on preference shares

Resolution required : Ordinary Resolution

Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)= ([(2)/(1)]*100	(4)	(5)	(6)= [(4)/(2)]*100	(7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	-	3,888,396,285	73.77	3,888,396,285	-	100.00	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,270,665,253	3,888,396,285	73.77	3,888,396,285	-	100.00	-
Public-Non Institutions	E-Voting	-	36,417,105	6.67	35,853,227	563,878	98.45	1.55
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	546,256,727	36,417,105	6.67	35,853,227	563,878	98.45	1.55
Total		5,816,921,980	3,924,813,390	67.47	3,924,249,512	563,878	99.99	0.01

Item No.3 - To declare dividend on equity shares

Resolution required : Ordinary Resolution

Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)= ([(2)/(1)]*100	(4)	(5)	(6)= [(4)/(2)]*100	(7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	-	3,884,825,026	73.71	3,884,825,026	-	100.00	-
	Poll	-		-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,270,665,253	3,884,825,026	73.71	3,884,825,026	-	100.00	-
Public-Non Institutions	E-Voting	-	39,993,493	7.32	39,469,374	524,119	98.69	1.31
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	546,256,727	39,993,493	7.32	39,469,374	524,119	98.69	1.31
Total		5,816,921,980	3,924,818,519	67.47	3,924,294,400	524,119	99.99	0.01

Item No.4 - To appoint a director in place of Mr. Rajiv Sabharwal (DIN: 00057333), who retires by rotation and, being eligible, offers himself for re-appointment

Resolution required : Ordinary Resolution

Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)= ([(2)/(1)]*100	(4)	(5)	(6)= [(4)/(2)]*100	(7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public -Institutions	E-Voting	-	3,897,760,998	73.95	3,864,119,705	33,641,293	99.14	0.86
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,270,665,253	3,897,760,998	73.95	3,864,119,705	33,641,293	99.14	0.86
Public-Non Institutions	E-Voting	-	27,036,205	4.95	26,475,736	560,469	97.93	2.07
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	546,256,727	27,036,205	4.95	26,475,736	560,469	97.93	2.07
Total		5,816,921,980	3,924,797,203	67.47	3,890,595,441	34,201,762	99.13	0.87

Item No.5 - To appoint a director in place of Mr. N. S. Kannan (DIN: 00066009), who retires by rotation and, being eligible, offers himself for re-appointment

Resolution required : Ordinary Resolution

Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)= ([(2)/(1)]*100	(4)	(5)	(6)= [(4)/(2)]*100	(7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-
Public -Institutions	E-Voting	-	3,893,598,169	73.87	3,859,956,876	33,641,293	99.14	0.86
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,270,665,253	3,893,598,169	73.87	3,859,956,876	33,641,293	99.14	0.86
Public-Non Institutions	E-Voting	-	31,205,897	5.71	30,438,505	767,392	97.54	2.46
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	546,256,727	31,205,897	5.71	30,438,505	767,392	97.54	2.46
Total		5,816,921,980	3,924,804,066	67.47	3,890,395,381	34,408,685	99.12	0.88

Item No.6 - Appointment of M/S B S R & Co. LLP, Chartered Accountants (Registration No. 101248W) as statutory auditors of the Company

Resolution required : Ordinary Resolution

Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)= ([(2)/(1)]*100	(4)	(5)	(6)= [(4)/(2)]*100	(7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-
Public -Institutions	E-Voting	-	3,823,964,366	72.55	3,705,170,781	118,793,585	96.89	3.11
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,270,665,253	3,823,964,366	72.55	3,705,170,781	118,793,585	96.89	3.11
Public-Non Institutions	E-Voting	-	34,568,744	6.33	34,020,140	548,604	98.41	1.59
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	546,256,727	34,568,744	6.33	34,020,140	548,604	98.41	1.59
Total		5,816,921,980	3,858,533,110	66.33	3,739,190,921	119,342,189	96.91	3.09

Item No.7 - Appointment of Branch Auditors pursuant to the provisions of Section 143 (8) and other applicable provisions, if any, of the Companies Act, 2013

Resolution required : Ordinary Resolution

Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)= ([(2)/(1)]*100	(4)	(5)	(6)= [(4)/(2)]*100	(7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-
Public -Institutions	E-Voting	-	3,821,511,076	72.51	3,792,657,314	28,853,762	99.24	0.76
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,270,665,253	3,821,511,076	72.51	3,792,657,314	28,853,762	99.24	0.76
Public-Non Institutions	E-Voting	-	40,253,188	7.37	39,705,023	548,165	98.64	1.36
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	546,256,727	40,253,188	7.37	39,705,023	548,165	98.64	1.36
Total		5,816,921,980	3,861,764,264	66.39	3,832,362,337	29,401,927	99.24	0.76

Item No.8 - Appointment of Mr. Vijay Chandok, (DIN: 01545262) as a Director of the Bank

Resolution required : Ordinary Resolution

Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)= ([(2)/(1)]*100	(4)	(5)	(6)= [(4)/(2)]*100	(7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-
Public -Institutions	E-Voting	-	3,878,337,019	73.58	3,827,252,335	51,084,684	98.68	1.32
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,270,665,253	3,878,337,019	73.58	3,827,252,335	51,084,684	98.68	1.32
Public-Non Institutions	E-Voting	-	46,355,822	8.49	45,788,231	567,591	98.78	1.22
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	546,256,727	46,355,822	8.49	45,788,231	567,591	98.78	1.22
Total		5,816,921,980	3,924,692,841	67.47	3,873,040,566	51,652,275	98.68	1.32

Item No. 9 - Appointment of Mr. Vijay Chandok (DIN: 01545262) as a Wholetime Director (designated as Executive Director) of the Bank

Resolution required : Ordinary Resolution

Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)= ([(2)/(1)]*100	(4)	(5)	(6)= [(4)/(2)]*100	(7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-
Public -Institutions	E-Voting	-	3,824,635,005	72.56	3,780,066,109	44,568,896	98.83	1.17
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,270,665,253	3,824,635,005	72.56	3,780,066,109	44,568,896	98.83	1.17
Public-Non Institutions	E-Voting	-	47,004,554	8.60	46,435,484	569,070	98.79	1.21
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	546,256,727	47,004,554	8.60	46,435,484	569,070	98.79	1.21
Total		5,816,921,980	3,871,639,559	66.56	3,826,501,593	45,137,966	98.83	1.17

Item No. 10 - Payment of profit linked commission up to Rs. 1,000,000 per annum to each non-executive Director of the Bank other than part-time Chairman and the director nominated by the Government of India

Resolution required : Ordinary Resolution

Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)= ([(2)/(1)]*100	(4)	(5)	(6)= [(4)/(2)]*100	(7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-
Public -Institutions	E-Voting	-	3,807,549,170	72.24	3,615,449,774	192,099,396	94.95	5.05
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,270,665,253	3,807,549,170	72.24	3,615,449,774	192,099,396	94.95	5.05
Public-Non Institutions	E-Voting	-	45,575,262	8.34	44,842,118	733,144	98.39	1.61
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	546,256,727	45,575,262	8.34	44,842,118	733,144	98.39	1.61
Total		5,816,921,980	3,853,124,432	66.24	3,660,291,892	192,832,540	95.00	5.00

Item No. 11 - Authority to the Board of Directors to borrow by way of issue of non-convertible securities including but not limited to bonds and non-convertible debentures in one or more tranches of upto ₹ 25,000 crores on a private placement basis

Resolution required : Special Resolution

Whether promoter/ promoter group are interested in the agenda/ resolution	Not Applicable

Mode of voting is e-Voting which includes both remote e-Voting and electronic voting at the AGM venue.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3)= ([(2)/(1)]*100	(4)	(5)	(6)= [(4)/(2)]*100	(7)= [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-
Public -Institutions	E-Voting	-	3,875,099,870	73.52	3,875,099,870	-	100.00	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,270,665,253	3,875,099,870	73.52	3,875,099,870	-	100.00	-
Public-Non Institutions	E-Voting	-	49,712,096	9.10	49,150,073	562,023	98.87	1.13
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	546,256,727	49,712,096	9.10	49,150,073	562,023	98.87	1.13
Total		5,816,921,980	3,924,811,966	67.47	3,924,249,943	562,023	99.99	0.01

Percentage figures have been rounded off to nearest decimal.

All the above resolutions have been passed with requisite majority.

Note: Section 12(2) of the Banking Regulation Act, 1949 caps the voting rights of shareholders of a bank upto 15% of the total voting rights of all shareholders. In line with the same, the shareholding of Deutsche Bank Trust Company Americas (DBTCA)(Depositary to the ADS holders) which was 1,476,461,326 equity shares and which formed 25.38% of the total equity shares (5,816,921,980 equity shares) as on the cut off date i.e. July 4, 2016 was reckoned only to the extent of 872,538,297 equity shares i.e. 15% of the total equity shares for the purpose of electronic voting. Hence in the column pertaining to number of shares held, the actual number of shares held by DBTCA i.e. 1,476,461,326 equity shares is included and in the number of votes polled, only 15% of the total number of equity shares i.e 872,538,297 equity shares are reckoned

For ICICI Bank Limited

/s/ P. Sanker

P. Sanker
Senior General Manager (Legal)
& Company Secretary

Item 4

Summary of proceedings of the Twenty-Second Annual General Meeting of ICICI Bank Limited held on Monday, July 11, 2016

The Twenty-Second Annual General Meeting (AGM) of the Members of the Bank was held on Monday, July 11, 2016 at 12.00 noon at Sir Sayajirao Nagargruh, Vadodara Mahanagar Seva Sadan, Near GEB Colony, Old Padra Road, Akota, Vadodara 390 020, Gujarat, India.

Mr. M. K. Sharma, Non-Executive (part-time) Chairman of the Bank, chaired the meeting.

The Meeting was attended by 558 members in person, by proxy and through authorised representatives.

The following Directors were present:

1.	Mr. M. K. Sharma, Chairman

2.	Mr. Dileep Choksi, non-executive Independent Director

3.	Mr. Homi Khusrokhan, non-executive Independent Director and Chairman of the Audit Committee, Stakeholders Relationship Committee and Board Governance, Remuneration & Nomination Committee

4.	Mr. M. S. Ramachandran, non-executive Independent Director

5.	Dr. Tushaar Shah, non-executive Independent Director

6.	Mr. V. Sridar, non-executive Independent Director

7.	Ms. Chanda Kochhar, Managing Director & CEO

8.	Mr. N. S. Kannan, Executive Director

9.	Mr. Rajiv Sabharwal, Executive Director

10.	Ms. Vishakha Mulye, Executive Director

Mr. V.K. Sharma, non-executive Independent Director and Mr. Alok Tandon, government nominee Director could not attend the AGM due to their other unavoidable prior commitments.

Mr. Vijay Chandok, Executive Director (Designate), Mr. Rakesh Jha, Chief Financial Officer, Mr. P. Sanker, Senior General Manager (Legal) & Company Secretary and Mr. Ranganath Athreya, General Manager and Joint Company Secretary were present at the Meeting.

The requisite quorum as per Companies Act, 2013 (CA2013) being present, the Chairman declared the Meeting to be in order and welcomed the Members. The Chairman thereafter introduced all the Directors and informed that the register of proxies, instruments of proxy and inspection documents were open for inspection by the Members till the conclusion of the Meeting. He informed the Members that as required under Regulation 13 of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014, a certificate from the statutory auditors of the Bank, stating that the Employee Stock Option Scheme of the Bank has been implemented in accordance with the said regulations, has been obtained by the Bank and was placed at the Meeting.

With the consent of the Members present, the Notice convening the Twenty-Second AGM was taken as read. The Chairman informed the Members that there were no adverse qualifications, observations or comments of the auditors. He then requested Mr. P. Sanker to read out the key segments of the Auditors Report. Mr. Sanker read the key segments of the Auditors Report and with the consent of the Members present, the rest of the Auditors Report was taken as read.

An audio visual presentation was then screened for the benefit of the Members.

Ms. Chanda Kochhar briefly addressed the Members after which the Chairman then invited members to ask their queries, if any, give their suggestions, seek clarifications. Ms. Kochhar responded to the queries/suggestions of Members.

The Chairman informed the Members that pursuant to the provisions of Section 108 of the CA2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and Regulation 44 of SEBI (Listing Obligations & Disclosure Requirements) Regulations, 2015, the Bank had extended the Remote e-Voting facility to the members of the Bank in respect of the business to be transacted at the AGM as set out in the notice of AGM dated May 26, 2016. The Chairman further informed that the Remote e-Voting facility had commenced at 9.00 a.m. IST on Friday, July 8, 2016 and ended on 5.00 p.m. IST on Sunday, July 10, 2016. The Chairman also informed that to facilitate the members who could not cast their votes through Remote e-Voting, the Bank had provided the facility for electronic voting at the AGM venue.

The Chairman informed the Members that the Board had appointed Mr. Alwyn D’souza of Alwyn D’Souza & Co., Company Secretaries as the scrutinizer to scrutinize the remote e-voting process and electronic voting at the AGM, in a fair and transparent manner.

The Chairman authorised Mr. P. Sanker to declare the results of the remote e-voting as well as electronic voting done at the AGM venue through announcing the results to the stock exchanges as well as by hosting the results on the website alongwith the scrutiniser’s report and these would be recorded as part of the proceedings of the AGM. The Chairman then thanked the Members for their co-operation and suggestions and declared the meeting as closed.

The following items of business were transacted through remote e-Voting and through electronic voting at the AGM venue:

Ordinary Business:

1.	To receive, consider and adopt the financial Statements for the financial year ended March 31, 2016 together with the Reports of the Directors and the Auditors.

2.	To declare dividend on preference shares.

3.	To declare dividend on equity shares.

4.	To appoint a director in place of Mr. Rajiv Sabharwal (DIN: 00057333), who retires by rotation and, being eligible, offers himself for re-appointment.

5.	To appoint a director in place of Mr. N. S. Kannan (DIN: 00066009), who retires by rotation and, being eligible, offers himself for re-appointment.

6.	Appointment of M/s B S R & Co. LLP, Chartered Accountants (Registration No. 101248W) as statutory auditors for the year ending March 31, 2017.

7.	Appointment of branch auditors pursuant to the provisions of Section 143(8) and other applicable provisions, if any of the Companies Act, 2013.

Special Business:

8.	Appointment of Mr. Vijay Chandok (DIN: 01545262) as a Director of the Bank.

9.	Appointment of Mr. Vijay Chandok (DIN: 01545262) as a Wholetime Director (designated as Executive Director) of the Bank.

10.	Payment of profit linked commission upto ₹ 1,000,000 per annum to each non-executive Director of the Bank other than part-time Chairman and the director nominated by the Government of India.

11.	Authority to the Board of Directors to borrow by way of issue of non-convertible securities including but not limited to bonds and non-convertible debentures in one or more tranches of upto ₹ 25,000 crores on a private placement basis.

Basis the consolidated Scrutinizer’s report dated July 11, 2016, all resolutions as set out in the Notice of the AGM dated May 26, 2016 were passed by the Members with requisite majority.

For ICICI Bank Limited

/s/ P. Sanker

P. Sanker

Senior General Manager (Legal)

& Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 12, 2016	By:	/s/ P. Sanker
			Name :	P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary